UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                               Blue Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   568273 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Paul Guez
                             c/o Blue Holdings, Inc.
                              5804 E. Slauson Ave.
                           Commerce, California 90040
                                 (323) 725-5555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 23, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 5)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 568273 10 6                                          PAGE 2 OF 5 PAGES

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PAUL GUEZ
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- ---------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           TUNISIA
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER

   SHARES                16,433,647
              ---------- -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY
              ---------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

  REPORTING              16,433,647
              ---------- -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,433,647
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |X|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           64.3% (1)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
(1) Based on a total of 25,557,200 shares of the Issuer's common stock issued and outstanding as of October 7, 2005.

         This Schedule 13D/A ("Schedule 13D/A") amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on May 3, 2005 ("Schedule 13D").

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of Schedule 13D is supplemented and amended by the information below.

         This Schedule 13D/A relates to the common stock, par value $.001 per share (the "Common Stock"), of Blue Holdings, Inc., a Nevada corporation (formerly known as Marine Jet Technology Corp.) (the "Company"), which has its principal executive offices at 5804 E. Slauson Avenue, Commerce, California 90040.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of Schedule 13D is supplemented and amended by the information below.

         This statement is being filed by Paul Guez, a citizen of Tunisia (the "Reporting Person").

         Mr. Guez is the Chairman, Chief Executive Officer and President of the Company, and Chief Executive Officer and Manager of Antik Denim, LLC, a wholly-owned subsidiary of the Company ("Antik"). Meyer Abbou ("Abbou"), Philippe Naouri ("Naouri") and Alexandre Caugant ("Caugant"), who previously reported their holdings jointly with the Reporting Person, have ceased such joint reporting.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is supplemented and amended by the information below.

         The closing (the "Closing") of the transactions contemplated by that certain Exchange Agreement dated April 14, 2005 ("Exchange Agreement"), by and among the Company, Antik, the Reporting Person, Keating Reverse Merger Fund, LLC ("KRM Fund"), and each of the other members of Antik, occurred on April 29, 2005. At the Closing, pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding membership interests of Antik (the "Interests") from the Reporting Person and the other members of Antik, and the Reporting Person and the other members of Antik contributed all of their Interests to the Company. In exchange, the Company issued to the Reporting Person 635,643 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company ("Preferred Shares"), which, on June 7, 2005, as a result of an amendment to the Company's Articles of Incorporation increasing the authorized shares to 75,000,000 and approving a 1-for-29 reverse stock split, were converted into 18,433,647 shares of Common Stock.

         The beneficial ownership of Common Stock reported in this Schedule 13D/A by the Reporting Person is based on the Reporting Person's ownership of Common Stock on a post-reverse-stock-split basis.

         Effective as of the Closing, the Reporting Person agreed to vote his shares of Common Stock to (i) elect Kevin Keating or such other person designated by KRM Fund from time to time (the "KRM Designate") to the Company's board of directors for a period of one year following the Closing, (ii) elect such other persons that he may designate to the Company's board of directors for a period of one year following the Closing, and (iii) approve a 1-for-29 reverse split, an increase in the Company's authorized common stock from 45,000,000 to 75,000,000, a corporate name change, and a stock incentive plan (clause (iii) is referred to herein as the "Actions"). On June 7, 2005, the Company's shareholders approved the Actions.

         On June 23, 2005, the Reporting Person transferred 2,000,000 shares of Common Stock to his spouse, Elizabeth Guez, the Company's Chief Operating Officer, as a gift.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 3 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

         As of October 24, 2005, the Reporting Person beneficially owned 16,433,647 shares of Common Stock (the "Shares"). Since 25,557,200 shares of Common Stock were outstanding as of October 24, 2005, the Shares constitute approximately 64.3% of the shares of Common Stock issued and outstanding.

         The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares.

         As of October 24, 2005, Elizabeth Guez beneficially owned 2,000,000 shares of Common Stock (the "Guez Shares"). Since 25,557,200 shares of Common
Stock were outstanding as of October 24, 2005, the Guez Shares constitute approximately 7.8% of the shares of Common Stock issued and outstanding. As the Reporting Person and Ms. Guez live in the same household, the Reporting Person may be deemed to be the beneficial owner of the Guez Shares, however, the Reporting Person disclaims beneficial ownership thereof.

         Transactions by the Reporting Persons in Common Stock effected in the past 60 days are described in Item 3 above.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.



Dated: October 26, 2005                   /S/ PAUL GUEZ
                                         ---------------------------------
                                              Paul Guez